February 8, 2013

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for Fiscal Year Ended March 31, 2012
Filed June 27, 2012 and Amended June 28, 2012
Response dated October 29, 2012
File No. 001-15270

Dear Ms. Hayes:

Thank you for your letter dated February 4, 2013, with respect to the above-referenced filing.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by no later than February 28, 2013. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Junko Nakagawa
Junko Nakagawa
Chief Financial Officer

cc:	Hana Hoffmann
Kevin W. Vaughn
Eric Envall
Celia Soehner
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige
(Ernst & Young ShinNihon LLC)